EXHIBIT 99.1

Neptune and BlueOcean Sign Licensing Agreement

LAVAL, Quebec, Oct. 20, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB), announces the signing of an exclusive world-wide, royalty-bearing, non-transferable, License Agreement ("License") with BlueOcean Nutrascience Inc. ("BlueOcean") under Neptune's composition and extraction patents covering the production and sale of marine derived oil products containing phospholipids. The License allows BlueOcean and its shrimp joint venture affiliate to produce and sell shrimp oil products extracted from three species of North Atlantic cold water shrimp (Pandalus borealis, Pandalus montagui, and Pandalus jordani) in the nutraceutical, dietary ingredients, natural health products, functional food and food supplements markets. The medical food, drugs and drug product markets are not included.

The commercial terms of the License include BlueOcean paying Neptune a minimum yearly cash royalty, and a royalty per unit of product sold. As well, an initial upfront payment will be payable at closing through the issuance of BlueOcean shares. Closing of the transaction is being done at arm's length and is subject to approval of the TSX Venture Exchange. No finder's fee is being paid in connection with this transaction.

"Neptune's intellectual property ("IP") is an integral part of shareholder value creation and today's announcement further acknowledges Neptune's pioneering role and patent recognition by industry partners," commented Mr. André Godin, Interim President and Chief Executive Officer of Neptune. "Neptune's patents cover oils and phospholipids extracted from marine and aquatic biomass, including shrimp and the License further endorses the strength, value and validity of Neptune's IP."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 48% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements: Neptune Technologies

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Interim CEO and CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com